Filed by: Colonial BancGroup, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 001-13508
Subject Company: FFLC Bancorp, Inc.
Commission File No. 000-22608

PRESS RELEASE

For more information contact:	January 18, 2005

Flake Oakley (334) 240-5061

COLONIAL BANCGROUP TO ACQUIRE

FIRST FEDERAL SAVINGS OF LAKE COUNTY

MONTGOMERY, AL — Colonial BancGroup Chairman and CEO Robert E. Lowder and FFLC Bancorp, Inc. CEO Stephen T. Kurtz jointly announced today that the companies have entered into a definitive agreement for Colonial BancGroup to acquire FFLC Bancorp, Inc. and its subsidiary First Federal Savings Bank of Lake County. The transaction represents an aggregate consideration totaling approximately $232 million. Under the terms of the agreement, FFLC shareholders will elect either 2.0 shares of Colonial stock or $42.00 in cash for each FFLC share they own. The cash consideration will be capped at 35% of the transaction. An over-election of cash will result in a pro rata distribution of stock. More details of the transaction will be provided in a subsequent 8K filing.

First Federal Savings Bank of Lake County, headquartered in Leesburg, Florida (Lake County), had total assets of $1 billion, total deposits of $795 million and total loans of $884 million at December 31, 2004. First Federal currently operates 16 full-service offices in Lake, Sumter, Citrus and Marion counties in Central Florida. Once completed, this transaction, coupled with Colonial’s pending acquisition of Union Bank of Florida (Broward County) will make Colonial the fifth largest commercial bank in Florida with approximately $7.4 billion in deposits in Florida.

Lake County, part of the Orlando MSA, is projected to be the second fastest growing large county (population over 200,000) in Florida over the next five years. This transaction should solidify Colonial’s position as the fourth largest bank in the Orlando MSA with approximately 7.5% deposit market share. The transaction is expected to be accretive to earnings per share within one year of closing. Colonial anticipates it will realize approximately $3.8 million in pre-tax cost savings, exclusive of any potential branch closures.

“Since 1996, we have deliberately increased our presence in states whose growth patterns are more robust than our home state of Alabama. We have executed this strategy with considerable success in Nevada, Texas and Georgia, but our primary focus has remained on Florida. Starting in Orlando, we have built a major franchise in Florida markets characterized by inherent and sustained growth. The addition of First Federal, which follows our previously announced acquisition of Union Bank of Florida, represents a good fit with this strategy. To date, we have acquired 19 financial institutions in Florida and are very confident in our ability to efficiently integrate First Federal and take full advantage of cost savings,” said Mr. Lowder. Commenting on First Federal, Mr. Lowder said, “First Federal is a well managed institution that has been very successful in its Central Florida markets since it began 70 years ago. We look forward to Steve Kurtz joining Colonial’s executive management team for our Central Florida Region.”

The 16 locations gained through this acquisition are expected to fold well into Colonial’s existing Central Florida Region, which is headquartered in Orlando and has 46 locations from St. Augustine down to Melbourne and across the Orlando area. The merger will enhance Colonial’s presence in Lake County where it currently has five locations and will expand Colonial’s Central Florida Region to the west coast of Florida with its first locations in Sumter and Citrus counties.

“This merger presents a great opportunity for First Federal’s employees, customers and shareholders to align ourselves with a bank that believes in the same service principles that we have had since our inception in 1934. By joining the Colonial Bank team, we will be able to offer our customers a broader array of services and an expanded network of banking facilities throughout Central Florida and the state,” said Mr. Kurtz.

Completion of the transaction with First Federal is subject to approval by various regulatory agencies and FFLC Bancorp’s shareholders.

Upon the completion of the acquisition of FFLC and the previously announced acquisition of Union Bank of Florida, Colonial BancGroup will have over $20 billion in assets and 326 full service branches in Florida (161), Alabama (118), Georgia (22), Nevada (13) and Texas (12). Colonial is traded on the New York Stock Exchange under the symbol CNB. In most newspapers the stock is listed as ColBgp. A supplemental Current Report on Form 8-K concerning this transaction was also filed today which includes a map showing current Colonial Bank locations along with First Federal Savings Bank of Lake County locations and may be viewed at Colonial’s website at www.colonialbank.com.

The information contained herein does not constitute an offer to sell any securities. The shareholders of FFLC Bancorp, Inc. shall receive and are urged to read the Prospectus-Proxy Statement that will be filed with the Securities and Exchange Commission as it will contain information that will be important to their investment decision. After they are filed with the SEC, these documents shall also be available at the SEC’s website at www.sec.gov.

Pursuant to the Safe Harbor provisions of Private Securities Litigation Reform Act of 1995, the reader is also cautioned that this announcement contains “forward looking statements” regarding Colonial BancGroup’s and FFLC Bancorp’s future performance which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

First Federal Savings Bank of Lake County Acquisition Points

Increase Colonial’s assets in Florida to 52%* of total

Increase Colonial’s non-time deposits in Florida to 61%* of total

Creates 5th largest commercial bank in Florida by deposits*

As of 12/31/04

(dollars in 000’s)

Colonial Current Pro Forma

County Deposits* Including FFLC

Lake $155,049 $781,250

Marion $27,612 $54,699

Sumter - $75,671

Citrus - $66,201

Other Florida Markets $6,433,500 $6,433,500

Total Colonial Deposits in Florida $6,616,161* $7,411,321 (+12% Increase)

*

Strong local management

Stephen T. Kurtz – CEO – 27 years in banking and with First Federal

– Will become a member of Colonial’s Central Florida Executive Management •Anticipated pre-tax cost savings of $3.8 million (20%)

*Pro Forma with Union Bank

THE OPPORTUNITY IS HERE

First Federal Savings Bank of Lake County Acquisition Points

FFLC

Consideration(1):

Colonial BancGroup Stock up to $232,000,000(2)

Cash up to $81,200,000

Total $232,000,000

Precedent Florida Transactions(3)

Price to Book 2.75x 2.96x

Price to ‘04 Earnings 23.16x 25.1x

(1) FFLC shareholders will elect to receive either 2.0 shares of common stock or $42.00 in cash for each share of FFLC they own. The cash consideration will be capped at 35% of the aggregate transaction value. An over-election of cash will result in a pro rata distribution of stock.

(2) Based on a 2-for-1 fixed exchange ratio and $21.00 per share market price of Colonial Bancgroup common stock.

(3) Represents median of Florida depository acquisitions with deal value greater than $100 million announced since January 1, 2002, per Lehman Brothers Inc.

THE OPPORTUNITY IS HERE

CNB/FFLC Pro Forma Financial Summary

Pro Forma

CBG CBG w/Union and FFLC

(dollars in 000s, except per share amts.) 12/31/2004 12/31/2004(1)

Assets $18,897,150 $21,305,164

Loans, net of unearned income 12,857,811 14,379,631

Deposits 11,646,612 13,124,578

Book value per share 10.41 11.72

Tangible book value per share 7.47 6.95

Tier I Leverage Ratio 7.14% 6.70%(2)

Total Risk-based Capital Ratio 11.89%(3) 11.18%(2)

Expected 2005 Pre-Tax Cost Savings

FFLC Transaction $3,800

Percentage of FFLC’s Expense Base 20%

Expected Pre-Tax Merger Related Costs

To be capitalized $13, 500

To be expensed $1,800

(1) Includes estimated purchase accounting adjustments.

(2) ProForma capital ratios are expected to be substantially equivalent to CNB 12/31/04 ratios when the FFLC transaction is completed in mid 2005.

(3) Subject to change upon filing of CNB’s 12/31/04 call report.

THE OPPORTUNITY IS HERE

Colonial/FFLC Combined Deposit Market Share

(June 2004 FDIC balances)

Orlando MSA % Central FL(1) % Florida %

SunTrust 22.58% 20.13% 10.21%

B of A 20.61% 20.53% 20.61%

Wachovia/SOTR 16.09% 20.26% 18.93%

Colonial/FFLC 7.46% 5.01% 2.35%

Colonial 5.08% 3.70% 2.10%

FFLC 2.38% 1.27% 0.25%

(1) Central FL includes Orange, Lake, Polk, Volusia, Seminole, St. Johns, Flagler, Brevard, Osceola and Marion counties.

THE OPPORTUNITY IS HERE

Colonial Central Florida/FFLC Combined

(As of 12/31/04)

(dollars in 000’s)

FFLC Colonial Central FL(1) Combined

Assets $1,065,287 $1,665,777 $2,731,064

Loans $883,980 $1,342,709 $2,226,689

Deposits $795,160 $1,479,260 $2,274,420

(1) Colonial Central FL includes Orange, Lake, Polk, Volusia, Seminole, St. Johns, Flagler, Brevard, Osceola and Marion counties.

THE OPPORTUNITY IS HERE

Colonial Bank Locations with First Federal Savings of Lake County

Colonial Bank

First Federal Savings of Lake County

Colonial’s Planned Branches